FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Fifth Investor Conference Leading a world of broadband solutions Luis Lada Executive Chairman, Telefónica de España	50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Telefónica, S.A.
Date:	May 25th , 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors



FIFTH **INVESTOR** CONFERENCE

Valencia. May 25 th - 26 th. Ciudad de las Artes y las Ciencias

Telefónica

Leading a world of broadband solutions

Luis Lada
Executive Chairman, Telefónica de España

FIFTH **INVESTOR** CONFERENCE
Valencia. May 25 th - 26 th.
Ciudad de las Artes y las Ciencias

THE BEST COMBINATION OF GROWTH AND RETURNS

Telefónica

Valencia - May 25, 2006

FIFTH INVESTOR CONFERENCE

Disclaimer

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Although Telefónica believes that these statements are based on reasonable assumptions, such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors, most of which are difficult to predict and are generally beyond Telefónica's control.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Telefónica

Content

01 During 2005 we continued to deliver top results while strengthening capabilities for future sustainability

02 Going forward we will leverage our competitive advantages to grow even further

Positive socioeconomic landscape

- Sustainable growth based on a distinctive offering
- Higher efficiency levels
- Thoughtful investments to support future growth

03 As a result, we commit to ambitious financial and operational targets

01 Once again, we have delivered strong financial results and met or even exceeded our targets

Revenue* growth


0.5-2.0%
4.6%
Guidance '05
Growth 04-05

OIBDA* growth


2-5%*
5.1%
Guidance '05
Growth 04-05

OI* growth


13.0-20.0%
21.5%
Guidance '05
Growth 04-05

Capex/revenues**


<12%
12.0%
Guidance '05
2005

Note: Financial Data for TdE Group (including associates and excluding Terra)

* Foreseeable Revenue, OIBDA and OI Figures reported for 2005 are: +4,8% Revenues growth, +4,5% OIBDA growth and +19,9% OI growth.

** CAPEX/Renevues ratio for TdE (not including associates) was 12,4%

01 We are one of the top incumbents in terms of revenue and profitability growth

Fixed business, 2005


Revenue variation
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
TdE
Telecom Italia
BT
Deutsche Telekom
France Telecom
-10%
-8%
-6%
-4%
-2%
0%
2%
4%
6%
8%
10%
OIBDA* variation

* OIBDA for TdE, EBITDA for the other companies)

Source: Companies reports (FT: revenues and GOM for HCS+BCS; TI: revenues and EBITDA for domestic wireline; DT: revenues and adjusted EBITDA for Broadband/Fixedline + Business Customers; BT: revenues and EBITDA for BT Retail + BT Wholesale April05/March 06)

01 These results were possible due to excellent operational performance (1/2)

Access growth

Total access growth*

Million


2.8%
21.3
21.9
2004
2005

Internet broadband access growth**

Million


44%
1.9
2.7
Retail TdE
2004
2005

Broadband is the key contributor to access growth boosted mainly by the growth in bundles

* Includes basic accesses, narrowband Internet, broadband Internet, ULL and IPTV

** Excluding fully unbundled local loop, Wholesale and cable modem. Retail includes Terra and ISP friendly

01 These results were possible due to excellent operational performance (2/2)

Broadband ARPU, bundles and "flat-fees"

Broadband ARPU

EUR/month


50.0
48.1
VAS
4.9
6.2
Access
45.1
41.9
2004
2005

VAS penetration over DSL

(%)


+17pp
65%
48%
2004
2005

VAS ARPU increase has been critical to minimize overall ARPU reduction for broadband services

Duo and Trio subscribers

Thousand


1,063
0
2004
2005

Voice traffic

Minute split, %


Pay-per minute
71%
69%
62%
Flat fee
29%
31%
38%
3Q'05
4Q'05
1Q'06

The increasing importance of bundling and "flat-fees" reduces the relevance of voice traffic as a key issue as it has been proven after the launch of Duos and Trios (sep05)

01 We are confident about our future revenue and return growth prospects

Customer perception improvement

- Telefonica has been valued by the Spanish Consumers Association as the fixed telco operator with the best quality/price ratio*

Strong P/S innovation

- Our positioning in broadband stresses service value, not only speed
- In households:
  - We are spearhead in video on-demand and many other interactive TV services
  - Flat-fee high-quality services embedded in bundles (Duo, Trio and fixed-mobile) have deactivated VoIP threat
- In businesses we have designed a broad new range of business solutions (e.g. design of new national ID)

Efficient and flexible cost base

Personnel costs/Operating costs**

Percentage


38.0%
33.3%
31.7%
2003***
2004
2005

Lines/Employee ****: 515 (2003), 566 (2004), 624 (2005)

* According to a study released in January 2006 by Unión de Consumidores Españoles
** Excluding ERE provisions
*** Prior to IFRS adoption
**** Parent Company.

FIFTH INVESTOR CONFERENCE

Content

01 During 2005 we continued to deliver top results while strengthening capabilities for future sustainability

02 Going forward we will leverage our competitive advantages to grow even further

Positive socioeconomic landscape

- Sustainable growth based on a distinctive offering
- Higher efficiency levels
- Thoughtful investments to support future growth

03 As a result, we commit to ambitious financial and operational targets

02 The Spanish positive socioeconomic outlook will support telecom sector growth

Spain figures, 2005-2009

- **+ 2M** new households
- **+ 0.8M** increase in occupied second homes
- **+ 2M** increase in population

→ **More potential customers**

- **+ 3.6p.p.** GDP per capita gap reduction with EU average (from 91.0% to 94.6%)
- **+ 10%** growth in telecom and media expenditure per capita

→ **More potential ARPU**

Source: Global Insight World Market Monitor, Yankee Group, Pyramid Research, IDC, PwC

02 And a solid, upward evolution of our key market indicators can be forecasted

Expected Basic access trend

Million users


18.9
19.0-19.1
19.3 – 19.8
2005
2006
2007
2008
2009

Expected Internet Broadband access trend*

Million users


10.5 – 11.5
6.6-6.9
5.0
2005
2006
2007
2008
2009

Expected pay TV market trend

Million users


5.5 – 6.5
3.8-4.1
3.4
2005
2006
2007
2008
2009

Broadband adoption and services offered over a broadband connection will still be the key growth driver for the future

* Includes DSL and Cable accesses

Source: Telefonica de España analysis

02 Regulatory framework will be in line with EU guidelines

Retail regulations

- End of price regulation except for accesses (CPI–x, +2% in 2007)
- Bundle authorisation will be based on replicability and the existance of related wholesale services in all cases

Wholesale regulations

- Need to offer wholesale services (bitstream, ATM, IP) that allow replication of all broadband and voice offers
- Voice traffic interconnection price asymmetry

Universal service

- New universal service regulation starting January 2008
- New services will not be affected by universal service rules (eg. Broadband)

Content

02 We will maintain solid revenue growth for the following years

Revenues. EUR billion


CAGR
0.5-2.0%
11.2
11.5-12.2
Data & IT
Internet & broadband
Voice
Access
12%
17%
46%
25%
~15%
~30%
~35%
~20%
~4/11%
~17/20%
~(-4)/(-6)%
~(-1)/(-3)%
2005
2009

Note: TdE Parent Company (excluding Terra, Telyco, TTP and other affiliates)

02 We will achieve this solid revenue through bundling and integrated solutions

Three main trends

- Demand for customized solutions
- Multimedia/ Multiservice solutions
  - Commu-nications
  - Infor-mation
  - Enter-tainment
  - IT
- Multidevice solutions

Three focused visions to deliver value to customers

Digital Home
- Broadband Internet access
- Imagenio
- Duos, Trios
- ...

Digital Business
- Integrated Desktop
- Services & applications
- ...

Digital Corp.
- Tailor-made ICT solutions
- ...

Top-line growth for 2006-2009

Our growth strategy

Customers X ARPU

Average revenue per customer*
EUR/month



61
>70
2005
2009

* Retail revenues / number of customers

02 In households, we are offering bundles and solutions for all our customer segments, increasing overall ARPU

Household customers
Million of subs


10.2
9.3 – 9.8
Advanced digital households
Connected digital households
Basic households
2%
14%
84%
~22%
~23%
~55%
2005
2009
Description
Advanced: Voice + Broadband + Digital home services (Imagenio /InternetTV, videocommunications, security, health,…)
Connected: Voice + Medium Speed Broadband Internet
Basic: Voice

Average revenue per household customer*
EUR/month


32
>36
2005
2009

The increase in ARPU will be achieved, despite foreseeable price reduction, with the migration of customers to higher value segments

* Residential retail revenues / number of residential customers

02 Our digital household customers are already enjoying new solutions: Duo, Trio and Imagenio are the first steps to the Digital Home Concept

Our customers will keep on adopting bundles in the future

DÚO TRÍO

Million of subscribers*


3.9-4.2
1.0
2005
2009

Our Imagenio-based entertainment offering is the first step of our digital household offering

imagenio

Million of pay TV subscribers**


1.2-1.4
0.2
2005
2009

* Only households
** Includes SOHO and SME subscribers



We are already working in Digital Home market development

Trio TV spot

02 We are working on offering our Digital Home customers an increasing array of services and solutions



Healthcare
Information
Security
3 Services and applications
Commerce
Videocommunication
Education
Entertainment
2 Multiple devices connected through a domestic area network
1 A high-capacity broadband access

- The Digital Home strategy is the result of the integration of three building blocks:
  - Broadband access
  - Multiple devices connected through a domestic area network
  - Services and applications
- In this context we can further segment in:
  - Connected Digital Homes(medium speed Internet connection)
  - Advanced Digital Homes. Multiple application and services on top of multiple devices/electronic equipment: TV, security content management, domotics.

02 In the short term we have an ambitious P/S roadmap for digital households

Household roadmap 2006-2007

Broadband Access	High-speed connectivity as a basis for Advanced and Connected Digital Homes
Domestic Area Network with multiple devices	TV videoconference with 3G interworking
	Domotics: Integrated home devices and remote management
	Seamless Fixed and mobile services
Services and Applications	Personal TV: HDTV, Shift TV, DVR, flexible content selection.
	Internet multimedia (Pixbox)
	Connectivity Bundled with VAS: Home content management
	Family management (education, security and health)

02 The integration of Terra will allow us to strengthen our leadership in the digital household market

Most visited Internet brands

(thousands of unique residential visitors, march2006)


9,654
8,047
7,495
4,784
Google
MSN
Microsoft
Terra

According to Nielssen/Netratings, Terra is the fourth most visited Internet brand in Spain

Source: Nielsen/Netratings Netview, March 2006

- We are **adding value to our digital offer with the integration** of a key player in the Spanish Internet market:
  - Leveraging Terra's **online technology**
  - Enhancing the **content** offering
  - Increasing monetization through **advertising**
- As an example, our first product launch after the integration is **PixBox**


pixbox
Breakaway
KELLY CLARKSON

02 We are also developing innovative fixed-mobile solutions

Our aspirations are:

- To be leaders in the development of fixed-mobile broadband services
- To evolve from a separated product offering towards fixed-mobile solutions

Already in the market

- SMS to fixed wireline
- 3P with F-M calls
- Hotspot/GSM interworking
- Loyalty program
- Video Services from/to fixed/wireless
- Wireless Internet anywhere

Short term solutions

- 3G access to Imagenio TV guide : Imagenio Movil
- Imagenio/wireless video call : Imagenio Movil
- Voice Solutions for groups (Family and SME)

Other future initiatives

- GSM/home phone interworking dual solutions
- Domotics & home control via handset
- Instant Multimedia voice and text messaging

02 And we also have a bundle & solutions strategy for our Basic Households

Households subscribers
Million subs


10.2
9.3 – 9.8
Basic Households (84%)
Basic Households (~ 55%)
2005
2009

- We are also creating value for our basic customers:
  1. Innovative product offering (e.g. **bundling access and voice**) and pricing schemes (e.g. flat voice rates)
  2. **Customized solutions developed for segments with special needs**:
     - Immigrants
     - Euroresidents
     - 2nd residences
     - Young families

02 Specifically, the revenue threat of VoIP in Spain is limited

	Voice customers	Broadband customers
Households	Due mainly to the existance of **capacity interconnection fees** in Spain, there is **no substantial improvement on economics** that would allow more aggressive pricing to ULL competitors	The **double play offers** outperform VoIP value proposition
SoHos & SMEs		Our **integrated desktop offer** provides a better value to our customers, bundling voice and other VAS
Large companies	We are offering **tailor-made ICT solutions which are including VoIP** according to our customers needs	

VoIP will base its development in Spain on a '<u>more service</u>' basis instead on a '<u>lower price for voice service</u>' basis

02 For SoHos and SMEs we are also targeting our specific customer needs

SoHos & SMEs customers
Million subs


1.8
1.7 – 1.9
Technological &Advanced
Proactive & Receptive
Basic & Starters
6%
31%
63%
~40%
~30%
~30%
2005
2009

Description

Their day-to-day business is technology-dependant; Early new technology adopters

Technology can facilitate their day-to-day business but is not critical to them; they are slow adopters

Their day-to-day business is not dependant on technology; they are slow in the adoption of new technologies

Average revenue per SoHo & SME customer*
EUR/month


126
>145
2005
2009

We are planning to increase the ARPU by shifting our customer base from basic customers to more advanced customers with higher ARPU

* SoHos and SMEs retail revenues / number of SoHo and SME customers

FIFTH INVESTOR CONFERENCE

02 SMEs and SoHos also increasingly demand integrated solutions

% of integrated desktops over potential market

Number of integrated desktops*

Thousand



500-700
3
2005
2009
~0%
~25%



Network
Applications

① **Integrated Desktop**

Integrated access to all Communication and IT needs

- Voice
- Switchboard
- Phone equipment
- LAN
- Desktops and/or laptops

② **Services**

- Installation
- Maintenance
- Management
- VPN
- Guaranteed capacity access

③ **Applications**

- **Horizontal applications**: web, intranet, antivirus, firewall, e-mail and content filter, PC back-up...
- **Vertical applications**: video-surveillance, background music with DSL, legal content, CRM and ERP applications...

* IT and integrated desktops



We are already working in Digital Business market development

Respuesta empresarios TV spot

02 In the short term we have an ambitious P/S roadmap for small businesses

Business roadmap 2006-2007

Integrated Desktops (service + maintenance)
- Voice: Click2Call
- Data: Remote desktop control
- LAN/Switchboard

+

Network Services
- VPN
- VoIP (centrex IP)

+

VAS
- Network managed services
- Horizontal ASP (web presence, firewall, PC back-up)
- Vertical ASP (CRM applications, video security systems)

Customers build for themselves personalised services and pay a monthly fee for it: All included

02 We expect substantial revenue growth from contracts with large corporations

Revenue growth from large corporate contracts
(EUR billion)


CAGR
>2%
1.9
>2.1
2005
2009

We intend to achieve this revenue growth providing our current customers with additional, tailor-made ITC solutions

02 We will leverage our strong foothold in Communications to respond to the arising demand of integrated ITC solutions by large corporations

Information Technology
Communication

A new approach: ITC Solutions Provider for the Digital Corp.



Applications and Processes
Infrastructure
Sector Networking Solutions
Public Sector
Financial Institutions
Industry, Distribution & Services
Telecom
ITC Solutions
Integrated management and security
Customized Integrated Desktops
Communication
Data Centers

- Telefonica is in the best position to provide ITC tailor-made solutions ...
  - IT competitors cannot easily replicate Telefonica's **assets and know-how** in Communications
  - We have the largest **sales force** in Spain, accounting for 400 account managers trained for consultative sales and 650 pre sales engineers
- ... while it additionally develops **strategic partnerships** with relevant specialist players in adjacent industries...
- ... creating a new world of **Sector Networking Solutions** that, while customizable, can be **replicated** for different companies in the same sector, allowing for interworking between them

02 Our new approach is already delivering real solutions

- Information Technology
- Communication

A new approach: ITC Solutions Provider for the Digital Corp.



Applications and Processes
Infrastructure
Sector Networking Solutions
Public Sector
Financial Institutions
Industry, Distribution & Services
Telecom
ITC Solutions
Customized Integrated Desktops
Communication
Data Centers
Integrated manage-ment and security

... delivering specific solutions

Allowing a first tier financial institution to provide **electronic billing services** to its customers



Video-on-demand, integrated with management system for a large hotel chain



zSeries based **BRS Solution**, including communications, platform delivery, storage & management for a medium size financial institution



Trial recording and storage Solutions for the public sector





Upgrade to **new MacroLAN, full IP, high-availability multimedia network** for a large retail chain



Provision of **new e-DNI** Infrastructure for the public sector

02 In the short term we have an ambitious P/S roadmap to advance in the ITC world

ITC roadmap 2006-2007

Next generation corporate voice communications	Upgrade of Ibercom Service (VoIP, pay-per-post/application pricing scheme, etc ...)
Corporate broadband	New symmetric DSL accesses Customized, corporate quality SLAs
Customized ITC management services	Client-premises fully customized Service Management Centers (CSP)
End-to-end desktop outsourcing solution	Customized solutions (collaborative tools, security, ID , equipment, support, ...) Pay per worker/profile on a flat-rate basis
Industry-focused solutions network	Industry ITC solutions on a pay-per-use basis (Medical Prescriptions Management , Online Insurance Claim Valuation, e-Government, Clearing House Processes...)

02 We enter a transformational period to become the ITC solutions provider leader

IT solutions revenues as % of our revenues from large corporations (%)


17%
>25%
2005
2009

Revenues from multi-year contracts as % of our revenues from large corporations (%)


30%
~50%
2005
2009

- Differential offering, wrapping together Communications & IT wherever ...:
  - ... our communications business gives us a cost edge over competitors
  - ... communications leverage the value of the solution
  - ... the solution is a natural extension of our traditional business

- Building long-term, confidence driven relationships to ensure sustainable revenue
- Helping clients grow, focusing in their core business while ensuring technological evolution

FIFTH INVESTOR CONFERENCE

Content

01 During 2005 we continued to deliver top results while strengthening capabilities for future sustainability

02 Going forward we will leverage our competitive advantages to grow even further

Positive socioeconomic landscape

- Sustainable growth based on a distinctive offering
- **Higher efficiency levels**
- Thoughtful investments to support future growth

03 As a result, we commit to ambitious financial and operational targets

02 We are completing the execution of our current workforce reduction program

Number of employees, TdE Group*



42,832
7,504
35,328
1,784
33,544
~4,000
~29,500
2002
2003-2004 net reduction
2004
2005 net reduction
2005
2006-2007 net reduction target
2007E workforce target
Former perimeter
40,659
7,717
32,942
1,778
31,164
~4,900
~26,300

- The program will affect ~15,200 employees
- ~75% of the redundancy program already achieved
- ~1,250 people joined the program ytd
- ~4.000 people left to complete the program

* Includes all TdE companies (TData España, Terra España, TSoluciones, TSG and TdE). Does not include TdE Group subsidiaries: TTP, Telyco and T-Cable

02 We are designing a more efficient operating model to maintain our solid cost base in the future

Levers

Intra TdE (former peri-meter)	▪ Integration of Infrastructure & Operations field activities ▪ Back-Office and support areas process optimization ▪ Outsourcing optimization (especially IT)
TData + Terra	▪ TData + Terra Redundancy Programs ▪ Network synergies (TData + TdE) ▪ Commercial access costs synergies (Terra + TdE) ▪ Infrastructure costs: Provisioning, maintenance…

Estimated operating cash flow yearly impact

€ Million



>120
>60
2006
2009

+

Aditional Levers

Distrito C	▪ Organizational efficiency ▪ Advanced workplace conception
Moviles España	▪ Sales channels ▪ Network, IT and operation sinergies

02 These efforts will help us move towards a more flexible and competitive cost structure


Cost structure*
Variable costs
Fixed costs
53%
47%
57%
43%
2005
2009

- Total operating costs evolution fully aligned with revenue growth
- More intense and variable third party collaboration model

* TdE Group

FIFTH INVESTOR CONFERENCE

Content

01 During 2005 we continued to deliver top results while strengthening capabilities for future sustainability

02 Going forward we will leverage our competitive advantages to grow even further

Positive socioeconomic landscape

- Sustainable growth based on a distinctive offering
- Higher efficiency levels
- **Thoughtful investments to support future growth**

03 As a result, we commit to ambitious financial and operational targets

02 Our total investment will amount to € 6.0-6.5 billion for the 2006-2009 period

EUR Billion



6.0-6.5
~45%
~35%
~10%
~10%
Includes all direct client-driven investments, such as:
Customer premises equipment
Provisioning & customer care
Wholesale services
Tailor-made customer projects
Etc ...
Includes :
Access network transformation
NGN
– Backbone transformation
– New Service platforms
2006-2009 CapEx
Commercial & Customer-driven investments
Network and service platforms
IT Systems
Other

02 Access network transformation will be achieved with a thoughtful investment approach

Deployment criteria

- We are making local loops shorter in order to provide higher speeds.
- Deployment will take into account:
  - The best technical solution is chosen on a case by case basis (ADSL2+/VDSL2, Copper/FTTx)
  - The solution can easily scale in the future
  - Deployment is prioritized according to micro-area value
- Total investment will amount to ~800* million EUR for the 2006-2009 period

Our goal is to create a more flexible and higher capacity network

Coverage of hi-capacity local loops

% of TdE local loops


89%
49%
2005
>90%
>70%
>40%
2009
Basic BB: Entry level
Standard BB: Supports services that require >10 Mbps
Premium BB: Supports services that requiere >25 Mbps

* Includes street cabinets, fiber, transmission equipment, full equipped nodes except cards, ... Does not include VDSL deployment

02 We are sharing with Moviles España the development of a next generation network


NGN
Core network
Service platforms (IMS)

Core network

- Future migration to **an all-IP backbone…**
- **…shared** by both TdE and Moviles

Service platforms (IMS)

- Service platform already in place able to provide **advanced broadband IP services**:
  - VoIP
  - Centrex/IP
  - Videotelephony
- Currently collaborating with Moviles to develop a **convergent shared IMS** platform

---

- 45 projects in place for NGN with more than 200 people involved from both TdE and Moviles
- Lab test results expected at year-end
- Real-life pilot scheduled for end 2007

FIFTH INVESTOR CONFERENCE

Content

01 During 2005 we continued to deliver top results while strengthening capabilities for future sustainability

02 Going forward we will leverage our competitive advantages to grow even further

Positive socioeconomic landscape

- Sustainable growth based on a distinctive offering
- Higher efficiency levels
- Thoughtful investments to support future growth

03 As a result, we commit to ambitious financial and operational targets

03 This strategy will allow us to achieve our main 2009 access goals

Advanced Digital Homes* (million)

Duo and Trio customers** (million)

Retail broadband Internet accesses (million)



0.2
x10
2.0 – 2.2
1.1
x5
5.5 – 6.0
2.7
x2
5.6 – 6.1
2005
2009

>95% broadband customers with Duos and Trios

Basic accesses

<2% reduction on a yearly basis, reaching ~40% of accesses with bundled voice or broadband in 2009

* More than 50% will be pay TV subscribers
** Includes Residential, SOHO and SME subscribers

03 Our priority is to increase broadband penetration and defend our broadband market share

Broadband Accesses, millions


10.5-11.5
~x2
53-57%
5.0
Telefonica retail
BB market share
55%
2005
2009

Achieve 5.6-6.1 million broadband retail accesses by 2009

03 Telefonica de España financial commitments

€ in Millions	FY 2005 *	CAGR 2005-09E **
Revenues	11,755	0.5 - 2%
Operating Income before D&A***	4,765	3 - 6%
Operating Income***	2,627	9-14%
CAPEX	1,401	6,000 – 6,500 (Cumulative CAPEX 2006-2009)

* TdE numbers are pro-forma, including Terra's Spanish unit since January 2005

** CAGR 2005-2009E guidance excludes changes in consolidation

*** In terms of guidance calculation, Operating Income before D&A and Operating Income exclude other exceptional revenues/expenses not foreseeable in 2006-2009. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For comparison purpose, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures

FIFTH INVESTOR CONFERENCE

Summary

- Strong financial results and solid position and strength to keep on competing in the future taking advantage of a positive socioeconomic environment
- Three-pillar strategy equally focused on growth and cash returns:

  1. **Top-line growth**. Based on **Integrated solutions** for each of our customer segments:
     - Our **Digital Home** offer will cover all communication, entertainment and information needs for Households
     - The **Digital Business** concept will provide increasingly customized IT and communication solutions on a per-user monthly fee
     - For large companies we will strengthen our position as an **ITC solutions** provider, offering fully customized ITC solutions for each individual customer
  2. End of our current workforce reduction plan and continue working towards reducing costs while **increasing** both our **efficiency** and **effectiveness** as well as our overall **quality** levels.
  3. Thoughtful investments to **upgrade our network** for the kind of advanced services that we are developing

- As a result, we expect to keep delivering solid top-line growth (0.5-2%) and Operating Income (9-14%)

Telefonica